Pricing Supplement Addendum dated December 30, 2009
to Pricing Supplement dated April 9, 2009
to Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009



# Linked to the S&P Commodity Trends Indicator — Total Return Due June 16, 2023

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **CUSIP Number:** | 4042EP 602 |
| **Principal Amount of Securities:** | $12,000,000 |
| **Public Offering Price:** | $9.25 per Security. |
| **Trade Date:** | December 30, 2009. |
| **Settlement Date:** | January 5, 2010. |
| **Proceeds to Issuer:** | 100%. |
| **Supplemental Plan of Distribution (Conflicts of Interest):** | HSBC Securities (USA) Inc., an affiliate of the Issuer, will act as the agent for the sale of the Securities. HSBC Securities (USA) Inc. will not receive any discounts or fees in connection with its distribution of the Securities, but may charge normal commissions for the purchase of the Securities.  For a further description of the fees and commissions payable pertaining to the Securities please see the section entitled "Supplemental Plan of Distribution" in the accompanying pricing supplement. |

*You may lose some or all of your principal if you invest in the Securities. See "Risk Factors" beginning on page PS-10 of the accompanying pricing supplement for risks relating to an investment in the Securities.*

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement addendum is truthful or complete. Any representation to the contrary is a criminal offense. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

## CALCULATION OF REGISTRATION FEE

| Title of Class of Securities Offered | Amount To Be Registered | Maximum Price Per Unit | Maximum Aggregate Offering Price | Amount of Registration Fee [1] |
|---|---|---|---|---|
| Elements Linked to the S&P Commodity Trends Indicator — Total Return, Due June 16, 2023 | $12,000,000 | 92.50% | $11,100,000 | $791.43 |

[1] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.